HeavyTech, Inc. — Form C/A Filing Instructions (Early Close, Dec 31, 2025)

Purpose: File a Form C/A to update the anticipated closing date of our Regulation Crowdfunding offering. No other offering terms are changing, and no reconfirmation of investor commitments is required.

1. **Filing Type & Cover Page**
- Filing type: Form C/A (Amendment to Form C)
- Issuer name: HeavyTech, Inc.
- CIK: 0002047937
- Original Form C filing date: 05-05-2025
- Amendment date: 11-17-2025
- Reason for filing: Update anticipated closing date (early close)

2. **Narrative Section:**

"HeavyTech, Inc. hereby amends its Offering Statement on Form C to update the anticipated closing date of its Regulation Crowdfunding offering. The issuer has reached the Minimum/Target Offering Amount as disclosed in the original Offering Statement and intends to close the offering on December 31, 2025 (the "New Closing Date").

This amendment relates solely to the timing of the closing date. No other terms of the offering are being changed, including price, security type, valuation, investor rights, minimum/maximum offering amounts, use of proceeds, financial statements, or risk factors.

Pursuant to the "Early Closing" provision disclosed in the Offering Statement, the issuer may close the offering at least five (5) business days after reaching the Minimum Amount and providing notice to investors. The Offering Statement expressly states that early closing after reaching the Minimum Amount is not a material change, so investor reconfirmation is not required.

Investors will retain the right to cancel investment commitments until 48 hours prior to the New Closing Date, consistent with Rule 304(a) of Regulation Crowdfunding.

All other disclosures in the Offering Statement remain unchanged."

3. **Exhibit**
- Exhibit name: "Amendment to Offering Deadline"
- Content: "The Issuer hereby updates the anticipated closing date of the offering to December 31, 2025, in accordance with the Early Closing provisions disclosed in the original Offering Statement. No other terms or disclosures are being amended."

4. **Signature Page**
- Signatory: Authorized officer of HeavyTech, Inc.
- Include: Michael Terzo, Co-Founder, CEO, and Director, 11-17-2025

5. **Timeline / Investor Protections**
- Minimum/Target Amount reached: $50,000
- Notice to investors via portal: At least 5 business days before Dec 31
- Investor cancellation rights: Until Dec 29, 2025, 11:59 pm (48 hours before close)